Second Quarter Report – 2018

GOLDCORP    |  1

Second Quarter Report – 2018

Exhibit 99.2

Condensed Interim Consolidated Statements Of (Loss) Earnings

(In millions of United States dollars, except for per share amounts – Unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2018	2017	2018	2017
Revenues	3	$793	$822	$1,639	$1,704
Mine operating costs
Production costs	4	(442)	(456)	(906)	(976)
Depreciation and depletion	9(d)	(256)	(239)	(507)	(485)
		(698)	(695)	(1,413)	(1,461)
Earnings from mine operations		95	127	226	243
Exploration, evaluation and project costs	9(a)	(23)	(13)	(39)	(21)
Share of net earnings related to associates and joint venture	10	38	41	47	101
Corporate administration	4(a)	(39)	(36)	(80)	(72)
Reversal of impairment of mining interests, net		—	—	—	3
Restructuring costs		—	(2)	—	(3)
Earnings from operations, associates and joint venture		71	117	154	251
(Loss) gain on derivatives, net		(4)	—	1	5
Loss on disposition of mining interest, net of transaction costs	3(e)	—	(6)	—	(6)
Finance costs		(26)	(37)	(56)	(73)
Other (expense) income, net	5	(16)	4	(3)	23
Earnings before taxes		25	78	96	200
Income tax (expense) recovery	6	(156)	57	(160)	105
Net (loss) earnings		$(131)	$135	$(64)	$305

Net (loss) earnings per share
Basic	7(a)	$(0.15)	$0.16	$(0.07)	$0.36
Diluted	7(a)	$(0.15)	0.16	$(0.07)	0.36

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report – 2018

Condensed Interim Consolidated Statements Of Comprehensive (Loss) Income

(In millions of United States dollars – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Net (loss) earnings	$(131)	$135	$(64)	$305
Other comprehensive (loss) income, net of tax
Items that may be reclassified subsequently to net (loss) earnings:
Unrealized gains (losses)
Equity securities (note 2)	—	(16)	—	(20)
Derivatives designated as cash flow hedges	3	5	9	24
Reclassification of realized gains
Equity securities	—	(6)	—	(8)
Derivatives designated as cash flow hedges recognized in net (loss) earnings	(3)	—	(4)	—
Derivatives designated as cash flow hedges recorded as property, plant and equipment	(1)	—	(2)	—
	(1)	(17)	3	(4)
Items that will not be reclassified subsequently to net (loss) earnings:
Remeasurement of defined benefit pension plans	—	(2)	—	(3)
Net change in equity securities (note 2)	(33)	—	(62)	—
	(33)	(2)	(62)	(3)
Total other comprehensive loss, net of tax	(34)	(19)	(59)	(7)
Total comprehensive (loss) income	$(165)	$116	$(123)	$298

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report – 2018

Condensed Interim Consolidated Statements Of Cash Flows

(In millions of United States dollars – Unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2018	2017	2018	2017
Operating activities
Net (loss) earnings		$(131)	$135	$(64)	$305
Adjustments for:
Reclamation expenditures		(8)	(6)	(14)	(8)
Items not affecting cash:
Depreciation and depletion	9(d)	256	239	507	485
Share of net earnings related to associates and joint venture	10	(38)	(41)	(47)	(101)
Reversal of impairment of mining interests, net		—	—	—	(3)
Share-based compensation		7	8	14	17
Unrealized loss (gains) on derivatives, net		3	—	—	(5)
Loss on disposition of mining interest, net of transaction costs	3(e)	—	6	—	6
Revision of estimates and accretion of closure cost obligations		6	3	13	9
Deferred income tax loss (recovery)	6	158	(104)	103	(222)
Other		17	(5)	37	2
Increase in working capital	8	(112)	(77)	(120)	(100)
Net cash provided by operating activities		158	158	429	385
Investing activities
Acquisition of mining interests	3(d)	—	(266)	—	(266)
Expenditures on mining interests	9(b)	(306)	(221)	(573)	(401)
Return of capital investment in associate	10	57	—	82	43
Proceeds from dispositions of mining interests, net of transaction costs	3(e)	—	242	—	242
Interest paid	9(b)	(14)	(5)	(28)	(15)
Purchases of short-term investments and equity securities, net	8	(5)	(5)	(13)	(40)
Settlement of deferred payment obligation		(12)	—	(16)	—
Other		(6)	(1)	(6)	(66)
Net cash used in investing activities		(286)	(256)	(554)	(503)
Financing activities
Proceeds from issuance of term loans, net of borrowing costs	11(c)(ii)	—	—	400	—
Debt repayments	11(c)(ii)	—	—	(500)	—
Draw down (repayment) of credit facility, net	11(c)(ii)	140	(16)	190	54
Finance lease payments		(2)	(1)	(4)	(3)
Dividends paid to shareholders	7(b)	(15)	(16)	(29)	(31)
Common shares issued		—	—	—	1
Net cash provided by (used in) financing activities		123	(33)	57	21
Effect of exchange rate changes on cash and cash equivalents		—	—	—	—
Decrease in cash and cash equivalents		(5)	(131)	(68)	(97)
Cash and cash equivalents, beginning of the period		123	169	186	157
Cash and cash equivalents reclassified as held for sale at the beginning of the period		—	42	—	20
Cash and cash equivalents, end of the period	8	$118	$80	$118	$80

Supplemental cash flow information (note 8)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report – 2018

Condensed Interim Consolidated Balance Sheets

(In millions of United States dollars – Unaudited)

	Note	At June 30 2018	At December 31 2017
Assets
Current assets
Cash and cash equivalents	8	$118	$186
Short-term investments		41	48
Accounts receivable		100	146
Inventories		427	441
Sales and indirect taxes recoverable		209	250
Income taxes receivable		46	24
Other		38	48
		979	1,143
Mining interests
Owned by subsidiaries and joint operation	9	17,390	17,311
Investments in associates and joint venture	10	2,630	2,736
		20,020	20,047
Equity securities		213	178
Deferred income taxes		84	112
Inventories		—	16
Other		204	189
Total assets		$21,500	$21,685

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$487	$574
Debt	11(c)(ii)	400	499
Income taxes payable		14	98
Provisions and other		71	84
		972	1,255
Deferred income taxes		3,142	3,063
Debt		2,175	1,984
Deferred payment obligation		161	182
Provisions		588	610
Finance lease obligations		237	242
Income taxes payable		127	122
Other		52	43
Total liabilities		7,454	7,501
Shareholders' equity
Common shares, stock options and restricted share units		18,280	18,261
Accumulated other comprehensive (loss) income		(82)	23
Deficit		(4,152)	(4,100)
		14,046	14,184
Total liabilities and shareholders' equity		$21,500	$21,685

Commitments and contingencies (notes 11(c)(ii) and 12)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report – 2018

(In millions of United States dollars, except where noted)

Condensed Interim Consolidated Statements Of Changes In Equity

(In millions of United States dollars, shares in thousands – Unaudited)

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Accumulated other comprehensive loss	Deficit	Total
At January 1, 2018	867,346	$17,930	$331	$23	$(4,100)	$14,184
Impact of adopting IFRS 9 on January 1, 2018 (note 2)	—	—	—	(46)	46	—
At January 1, 2018 (restated)	867,346	17,930	331	(23)	(4,054)	14,184
Total comprehensive loss
Net loss	—	—	—	—	(64)	(64)
Other comprehensive loss	—	—	—	(59)	—	(59)
	—	—	—	(59)	(64)	(123)
Stock options exercised and restricted share units vested	1,525	25	(25)	—	—	—
Share-based compensation	—	—	14	—	—	14
Dividends (note 7(b))	403	5	—	—	(34)	(29)
At June 30, 2018	869,274	$17,960	$320	$(82)	$(4,152)	$14,046

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Accumulated other comprehensive income	Deficit	Non-controlling Interest	Total
At January 1, 2017	853,812	$17,733	$331	$41	$(4,690)	$—	$13,415
Total comprehensive income
Net earnings	—	—	—	—	305	—	305
Other comprehensive loss	—	—	—	(7)	—	—	(7)
	—	—	—	(7)	305	—	298
Acquisition of Exeter Resource Corporation (note 3(d))	9,365	130	1	—	—	27	158
Stock options exercised and restricted share units vested	1,585	31	(30)	—	—	—	1
Share-based compensation	—	—	17	—	—	—	17
Dividends (note 7(b))	275	4	—	—	(35)	—	(31)
At June 30, 2017	865,037	$17,898	$319	$34	$(4,420)	$27	$13,858

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report – 2018

(In millions of United States dollars, except where noted)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

1.DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc. is the ultimate parent company of its consolidated group ("Goldcorp" or "the Company"). The Company is incorporated and domiciled in Canada, and its head office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The Company is a gold producer engaged in the acquisition, exploration, development, operation and reclamation of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, zinc, copper and lead.

The Company’s principal producing mining properties are comprised of the Éléonore, Musselwhite, Porcupine and Red Lake mines in Canada; the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; and the Pueblo Viejo mine (40% interest) in the Dominican Republic. At June 30, 2018, the Company's significant projects include the Borden, Century and Coffee projects in Canada, and the NuevaUnión (50% interest) and Norte Abierto (50% interest) projects in Chile.

2 .	BASIS OF PREPARATION

These unaudited Condensed Interim Consolidated Financial Statements include the accounts of Goldcorp Inc., the ultimate parent company of its consolidated group, and its subsidiaries and are prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). Certain disclosures included in the Annual Financial Statements prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the IASB have been condensed or omitted. Accordingly, these unaudited Condensed Interim Consolidated Financial Statements should be read in conjunction with the Company’s audited Consolidated Financial Statements for the year ended December 31, 2017.

The Company’s interim results are not necessarily indicative of its results for a full year. All amounts are expressed in US dollars, unless otherwise noted.

The accounting policies applied in the preparation of these unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied and disclosed in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2017, except for the following:

Financial instruments

On January, 1 2018, the Company adopted IFRS 9 – Financial Instruments ("IFRS 9") which replaced IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard using the retrospective approach outlined in the standard, except for hedge accounting, which was applied prospectively. IFRS 9 did not impact the Company's classification and measurement of financial assets and liabilities except for equity securities as described below. The standard also had negligible impact on the carrying amounts of our financial instruments at the transition date.

The following summarizes the significant changes in IFRS 9 compared to the current standard:

•

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. The change did not impact the carrying amounts of any of our financial assets on the transition date. The Company designated its equity securities as financial assets at fair value through other comprehensive income ("FVTOCI"), where they will be recorded initially at fair value. Subsequent changes in fair value will be recognized in other comprehensive income only and will not be transferred into earnings (loss) upon disposition. As a result of this change, the Company reclassified $46 million of impairment losses recognized in prior years on certain equity securities which continue to be owned by the Company as at January 1, 2018 from opening deficit to accumulated other comprehensive income on January 1, 2018. As a result of adopting IFRS 9, the net change in fair value of the equity securities, including realized and unrealized gains and losses, if any, is now presented as an item that will not be reclassified subsequently to net earnings in the Consolidated Statements of Comprehensive Income. Realized gains and losses on securities derecognized prior to January 1, 2018 have not been restated in prior year comparatives.

•

The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had a negligible impact on the carrying amounts of our financial assets on the transition date given the Company transacts exclusively with large international financial institutions and other organizations with strong credit ratings and the negligible historical level of customer default.

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Second Quarter Report – 2018

(In millions of United States dollars, except where noted)

•

The new general hedge accounting requirements retain the three types of hedge accounting mechanisms previously available under IAS 39. Under IFRS 9 however, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. As a result, certain of the Company's hedging strategies and hedging instruments that did not qualify for hedge accounting previously, primarily the hedging of forecasted concentrate sales, are now eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an "economic relationship". Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced. As a result, subsequent to the adoption of IFRS 9, the Company hedged a certain percentage of its forecasted zinc and lead sales and designated these contracts as hedges for accounting purposes. These contracts were entered into during the six months ended June 30, 2018. The Company did not designate its economic hedges that existed as at January 1, 2018 as hedges for accounting purposes.

The Company has also adopted a narrow scope amendment to IFRS 7 - Financial Instruments - Disclosures. As a result of applying the amendment, the Company will add disclosure relating to its risk management strategies for which hedge accounting is applied in its consolidated financial statements for the year ended December 31, 2018.

Revenue recognition

On January 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 18 – Revenue ("IAS 18"). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard on January 1, 2018 using the full retrospective approach without applying any practical expedients.

IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the ‘risks and rewards’ of the goods or services transfer to the customer. The Company concluded there is no change in the timing of revenue recognition of its bullion, doré and concentrate sales under IFRS 15 as compared to the previous standard as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. As such, no adjustment was required to the Company's financial statements.

Additionally, IFRS 15 requires entities to apportion the transaction price attributable to contracts from customers to distinct performance obligations on a relative standalone selling price basis. In accordance with the terms of certain of the Company's concentrate agreements, the Company must contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services that occur after the transfer of control, is deferred and recognized over time as the obligations are fulfilled. The impact of this change was insignificant to the Company’s financial statements.

IFRS 15 requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold and the retroactive pricing adjustment for the new annual pricing terms are not significant and does not constrain the recognition of revenue.

Additional disclosures have been presented in notes 3 and 11 as a result of adopting IFRS 9 and 15.

Other narrow scope amendments/interpretations

The Company has adopted narrow scope amendments/interpretations to IFRIC 22 - Foreign Currency Transactions and Advance Consideration, IFRS 2 - Share Based Payments and IAS 1 - Presentation of Financial Statements, which did not have an impact on the Company's Unaudited Condensed Interim Consolidated Financial Statements.

Changes in accounting policies not yet effective:

Leases

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. A lessee can choose to apply IFRS 16 using either a full retrospective or a modified retrospective approach. The Company plans to apply IFRS 16 at the date it becomes effective and has selected the modified retrospective transition

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Second Quarter Report – 2018

(In millions of United States dollars, except where noted)

approach which does not require restatement of comparative periods, instead the cumulative impact of applying IFRS 16 will be accounted for as an adjustment to equity at the start of the accounting period in which it is first applied.

Upon the adoption of IFRS 16, the Company anticipates it will record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more on the Consolidated Balance Sheet at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest on lease liabilities will be recognized under IFRS 16 as compared to the current standard. Additionally, a reduction in production and/or corporate administration costs is expected. Lastly, the Company expects a reduction in operating cash outflows with a corresponding increase in financing cash outflows under IFRS 16.

The Company has substantially completed the identification of agreements that may contain 'right-of-use' assets. These include land easements and service contracts that contain embedded leases for property, plant and equipment.

At this time, it is not possible for the Company to make reasonable quantitative estimates of the effects of the new standard. The Company expects the time frame to develop and implement the accounting policies, estimates and processes (including the information technology systems) will continue into the latter part of 2018.

Significant judgements and estimates

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited Condensed Interim Consolidated Financial Statements. In addition, the preparation of the financial data requires that the Company’s management makes assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

In preparing the Company’s unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2018, the Company applied the critical judgements and estimates disclosed in notes 5 and 6 of its Audited Consolidated Financial Statements for the year ended December 31, 2017, and the following critical judgments in applying accounting policies:

(a)	Revenue recognition as a result of adopting IFRS 15

Determination of performance obligations

The Company applied judgement to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the bullion, doré and concentrates. Shipping and insurance services arranged by the Company for its concentrate sales customers that occur after the transfer of control are also considered to be performance obligations.

Transfer of control

Judgement is required to determine when transfer of control occurs relating to the sale of the Company's bullion, doré and concentrate to its customers. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of payment, and whether the physical possession of the goods, significant risks and rewards and legal title have been transferred to the customer.

Variable consideration

Variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company identified two variable components in the sales proceeds it receives from its concentrate sales. They include (i) adjustments to the final sales price based on differences between the original and final assay results relating to the quantity and quality of concentrate shipments and (ii) retroactive pricing adjustments based on new annual pricing terms. The Company applied judgement to determine the amount of variable consideration to be recognized during the period for which the likelihood of significant reversal is low.

Based on the Company's proficiency in its assaying process, evidenced by the insignificant amount of historical adjustments from the initial to final assays, the Company concluded the variability in consideration caused by assaying results is negligible. Therefore, the Company does not expect a significant amount of reversal in revenue related to assaying differences.

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Second Quarter Report – 2018

(In millions of United States dollars, except where noted)

3.	SEGMENT INFORMATION

Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company considers each individual operating mine site as a reportable operating segment for financial reporting purposes except for Alumbrera and Leagold. Alumbrera and Leagold are not considered to be reportable operating segments as their financial results do not meet the quantitative threshold required for segment disclosure purposes and are included in Other. The operating results presented below include the results of Leagold up to May 24, 2018, the date on which the Company ceased to have significant influence over Leagold (note 10(b)) and no longer recognizes Leagold as an investment in associate.

Assets in Other also include the Company's 100% interest in the Coffee Project, the Company's 50% interests in the NuevaUnión and the Norte Abierto projects, corporate assets and the Company's closed and inactive mines. Liabilities in Other include the Company's debt, its deferred payment obligation related to the acquisition of the Norte Abierto project, asset retirement obligations for closed and inactive mines and certain income taxes payable.

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

	Revenues (a)(b)		Production costs		Depreciation and depletion		Earnings (loss) from operations, associates and joint venture (b)(c)		Expenditures on mining interests
Three Months Ended June 30	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Éléonore	$113	$86	$71	$61	$43	$32	$(1)	$(7)	$14	$29
Musselwhite	68	69	39	36	13	10	13	21	18	14
Porcupine	81	76	50	48	25	27	4	(2)	33	36
Red Lake	64	74	46	48	14	23	1	—	20	20
Peñasquito	286	335	166	173	85	67	33	94	150	80
Cerro Negro	181	149	69	67	70	64	34	15	23	22
Pueblo Viejo	119	153	53	48	27	11	37	94	7	10
Other (e)	46	108	35	86	7	20	(15)	(37)	51	21
Attributable segment total	958	1,050	529	567	284	254	106	178	316	232
Excluding attributable amounts from associates and joint venture	(165)	(228)	(87)	(111)	(28)	(15)	(35)	(61)	(10)	(11)
Consolidated total	$793	$822	$442	$456	$256	$239	$71	$117	$306	$221

	Revenues (a)(b)		Production costs		Depreciation and depletion		Earnings (loss) from operations, associates and joint venture (b)(c)		Expenditures on mining interests
Six Months Ended June 30	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Éléonore	$199	$174	$138	$122	$77	$64	$(17)	$(13)	$31	$58
Musselwhite	148	138	76	76	24	20	45	38	42	25
Porcupine	174	152	99	101	54	54	18	(8)	61	50
Red Lake	145	140	101	95	35	44	3	(3)	41	37
Peñasquito	615	691	347	366	165	139	99	184	279	153
Cerro Negro	358	270	141	119	141	118	63	29	42	38
Pueblo Viejo	258	275	104	95	51	20	102	160	22	19
Other (e)	88	254	73	189	16	53	(64)	(28)	83	36
Attributable segment total	1,985	2,094	1,079	1,163	563	512	249	359	601	416
Excluding attributable amounts from associates and joint venture	(346)	(390)	(173)	(187)	(56)	(27)	(95)	(108)	(28)	(15)
Consolidated total	$1,639	$1,704	$906	$976	$507	$485	$154	$251	$573	$401

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Second Quarter Report – 2018

(In millions of United States dollars, except where noted)

At June 30, 2018	Assets	Liabilities	Net Assets
Éléonore	$2,704	$284	$2,420
Musselwhite	585	145	440
Porcupine	997	180	817
Red Lake	1,725	82	1,643
Peñasquito	8,482	2,979	5,503
Cerro Negro	3,109	595	2,514
Pueblo Viejo	1,689	—	1,689
Other	2,209	3,189	(980)
Total	$21,500	$7,454	$14,046

At December 31, 2017	Assets	Liabilities	Net Assets
Éléonore	$2,735	$273	$2,462
Musselwhite	546	153	393
Porcupine	990	196	794
Red Lake	1,731	88	1,643
Peñasquito	8,370	3,089	5,281
Cerro Negro	3,285	531	2,754
Pueblo Viejo	1,746	—	1,746
Other (d)	2,282	3,171	(889)
Total	$21,685	$7,501	$14,184

(a)

The Company’s principal product is gold bullion which is sold primarily in the London spot market. Metal concentrate, containing both gold and by-product metals, is produced at Peñasquito and Alumbrera and is sold to third party smelters and traders. The Company’s consolidated revenues (excluding attributable share of revenues from Pueblo Viejo and Alumbrera) for the three and six months ended June 30, 2018 were derived from the following:

	Three Months Ended June 30				Six Months Ended June 30
	2018		2017		2018		2017
Gold	$588	74%	$624	76%	$1,208	74%	$1,288	76%
Zinc	94	12%	86	11%	215	13%	179	11%
Silver	85	11%	92	11%	166	10%	192	11%
Lead	23	3%	17	2%	46	3%	36	2%
Copper	3	0%	3	—%	4	0%	9	—%
	$793	100%	$822	100%	$1,639	100%	$1,704	100%

Certain of the Company's mines (including the Company's associates) supplemented their gold revenues with the sale of other metals as shown in the table below:

Three Months Ended June 30		Peñasquito (1)	Cerro Negro	Pueblo Viejo	Other
Gold	2018	$100	$163	$108	$19
	2017	$164	$135	$144	$53
Zinc	2018	94	—	—	—
	2017	86	—	—	—
Silver	2018	66	18	9	—
	2017	65	14	9	14
Lead	2018	23	—	—	—
	2017	17	—	—	—
Copper	2018	3	—	2	16
	2017	3	—	—	26
Molybdenum	2018	—	—	—	1
	2017	—	—	—	2
Total	2018	$286	$181	$119	$36
	2017	$335	$149	$153	$95

GOLDCORP    |  11

Second Quarter Report – 2018

(In millions of United States dollars, except where noted)

Six Months Ended June 30		Peñasquito (1)	Cerro Negro	Pueblo Viejo	Other
Gold	2018	$221	$323	$238	$33
	2017	$337	$244	$260	$101
Zinc	2018	215	—	—	—
	2017	179	—	—	—
Silver	2018	129	35	17	—
	2017	130	26	15	37
Lead	2018	46	—	—	—
	2017	36	—	—	—
Copper	2018	4	—	3	27
	2017	9	—	—	48
Molybdenum	2018	—	—	—	2
	2017	—	—	—	3
Total	2018	$615	$358	$258	$62
	2017	$691	$270	$275	$189

(1)	For the three and six months ended June 30, 2018 and 2017, the portion of Peñasquito's revenue related to provisional pricing adjustments on concentrate sales was not significant.
(b)

Intersegment sales and transfers are eliminated in the above information reported to the Company’s CODM. For the three and six months ended June 30, 2018, intersegment purchases included $117 million and $255 million, respectively, of gold and silver ounces purchased from Pueblo Viejo (three and six months ended June 30, 2017 – $153 million and $275 million, respectively) and revenues related to the sale of these ounces to external third parties were $117 million and $255 million, respectively (three and six months ended June 30, 2017 – $153 million and $275 million, respectively).

(c)

A reconciliation of attributable segment total earnings from operations, associates and joint venture to the Company's earnings before taxes per the Condensed Interim Consolidated Statements of (loss) earnings is as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Attributable segment total earnings from operations, associates and joint venture	$106	$178	$249	$359
Adjustment to account for Pueblo Viejo, NuevaUnión, Leagold and Alumbrera on an equity method basis	(35)	(61)	(95)	(108)
(Loss) gain on derivatives, net	(4)	—	1	5
Loss on disposition of mining interest, net of transaction costs	—	(6)	—	(6)
Finance costs	(26)	(37)	(56)	(73)
Other income, net	(16)	4	(3)	23
Earnings before taxes	$25	$78	$96	$200

(d)

In June 2017, the Company completed the acquisition of a 50% interest in the Cerro Casale Project, which was executed in multiple steps and resulted in Barrick Gold Corporation (“Barrick”) and Goldcorp owning 50% of the project and subsequently forming a 50/50 joint operation with Barrick. The Company also acquired 100% of the issued and outstanding shares of Exeter and its Caspiche Project. The Company contributed the Caspiche Project into the joint operation with Barrick, which resulted in a 50% interest held by each of Barrick and Goldcorp in the combined Norte Abierto project. See note 7(a) of the Company’s December 31, 2017 audited consolidated financial statements for further detail.

(e)

On April 27, 2017, the Company completed the sale of Los Filos to Leagold and received total consideration of $350 million, before working capital adjustments. See notes 8(a) and (b) of the Company’s December 31, 2017 audited consolidated financial statements for further detail.

GOLDCORP    |  12

Second Quarter Report – 2018

(In millions of United States dollars, except where noted)

4.	PRODUCTION COSTS

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Raw materials and consumables	$174	$188	$359	$438
Salaries and employee benefits (a)	116	117	251	246
Contractors	82	103	171	209
Royalties	17	18	33	41
Transportation costs	12	12	26	23
Maintenance costs	10	8	20	16
Change in inventories	19	(3)	23	(36)
Other (b)	12	13	23	39
	$442	$456	$906	$976

(a)

Salaries and employee benefits exclude $14 million and $30 million of salaries and employee benefits included in corporate administration in the Condensed Interim Consolidated Statements of (Loss) Earnings for three and six months ended June 30, 2018, respectively (three and six months ended June 30, 2017 – $16 million and $28 million, respectively).

(b)	Other included a write down of prior period costs of $12 million relating to Peñasquito oxide heap leach inventories recognized during the six months end June 30, 2017.

5.	OTHER INCOME, NET

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Foreign exchange (loss) gain	$(27)	$(4)	$(20)	$17
Finance income	10	9	19	19
Gains on sale of investments	—	6	—	8
Other (note 10(b))	1	(7)	(2)	(21)
	$(16)	$4	$(3)	$23

6.	INCOME TAXES

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Current income tax (recovery) expense	$(2)	$47	$57	$117
Deferred income tax expense (recovery)	158	(104)	103	(222)
Income tax expense (recovery)	$156	$(57)	$160	$(105)

The income tax rate for the three months ended June 30, 2018 was 624% (three months ended June 30, 2017 – negative 73%). The underlying effective tax rate for ordinary income for the three months ended June 30, 2018 was negative 26% (three months ended June 30, 2017 – 26%) after adjusting earnings before taxes and income tax expense (recovery) for:

(a)

the impact to earnings for non-deductible share based compensation expense of $7 million (three months ended June 30, 2017 – $8 million), $38 million of after-tax income related to associates and joint venture (primarily Pueblo Viejo and Alumbrera) that are not subject to further income tax in the accounts of the Company (three months ended June 30, 2017 – $41 million, primarily Pueblo Viejo) and $13 million of gain on the dilution of the Leagold equity investment which is not subject to income tax (three months ended June 30, 2017 – $nil). Additionally, earnings before income taxes for the three months ended June 30, 2017 was impacted by an impairment of $6 million; and

(b)

the impact of changes in foreign exchange rates on deferred tax balances, current tax balances, intra-group financing arrangements, and tax rate differences resulted in a $147 million income tax expense (three months ended June 30, 2017 – $51 million income tax recovery). Other items resulted in a $4 million income tax expense for the three months ended June 30, 3018 (three months ended June 30, 2017 – $19 million income tax recovery).

GOLDCORP    |  13

Second Quarter Report – 2018

(In millions of United States dollars, except where noted)

The income tax rate for the six months ended June 30, 2018 was 167% (six months ended June 30, 2017 – negative 53%). The underlying effective tax rate for ordinary income for the six months ended June 30, 2018 was 44% (six months ended June 30, 2017 – 33%) after adjusting earnings before taxes and income tax expense (recovery) for:

(a)

the impact to earnings for non-deductible share based compensation expense of $14 million (six months ended June 30, 2017 – $17 million), $47 million of after-tax income related to associates and joint venture (primarily Pueblo Viejo and Alumbrera) that are not subject to further income tax in the accounts of the Company (six months ended June 30, 2017 – $101 million) and a $13 million of gain on the dilution of the Leagold equity investment which is not subject to income tax (six months ended June 30, 2017 – $nil). Additionally, earnings before income taxes for the six months ended June 30, 2017 was impacted by an impairment of $3 million; and

(b)

the impact of changes in foreign exchange rates on deferred tax balances, current tax balances and intra-group financing arrangements, and tax rate differences resulted in a $135 million income tax expense (six months ended June 30, 2017 – $126 million income tax recovery). Other items resulted in a $3 million income tax expense for the six months ended June 30, 2018 (six months ended June 30, 2017 – $18 million of income tax recovery).

7.	PER SHARE INFORMATION
(a)	Net earnings per share

Net loss per share for the three and six months ended June 30, 2018 was calculated based on basic and diluted net loss of $(131) million and $(64) million, respectively. Net earnings for the three and six months ended June 30, 2017 was based on basic and diluted net earnings of $135 million and $305 million, respectively. The weighted average number of shares outstanding used in the calculation was based on the following:

	Three Months Ended June 30		Six Months Ended June 30
(in millions)	2018	2017	2018	2017
Basic weighted average number of shares outstanding	869	856	868	855
Effect of dilutive stock options and restricted share units	—	3	—	3
Diluted weighted average number of shares outstanding	869	859	868	858

The outstanding equity instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted net loss per share for the three and six months ended June 30, 2018 because they were anti-dilutive, were 8 million (three and six months ended June 30, 2017– 8 million stock options excluded from the calculation of diluted net earnings per share) stock options and RSUs.

(b)	Dividends declared

During the three and six months ended June 30, 2018, the Company declared dividends of $0.02 per share and $0.04 per share for total dividends of $17 million and $34 million, respectively (three and six months ended June 30, 2017 – $0.02 per share and $0.04 per share for total dividends of $18 million and $35 million, respectively).

During the three and six months ended June 30, 2018, the Company issued $2 million and $5 million, respectively (three and six months ended June 30, 2017 – $2 million and $4 million, respectively) in common shares under the Company's Dividend Reinvestment Plan.

8.	SUPPLEMENTAL CASH FLOW INFORMATION
(a)	Cash and cash equivalents are comprised of the following:

	At June 30 2018	At December 31 2017
Cash	$56	$184
Money market investments	62	2
	$118	$186

GOLDCORP    |  14

Second Quarter Report – 2018

(In millions of United States dollars, except where noted)

(b)	The following table summarizes the increase in working capital during the three months and six months ended June 30:

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Accounts receivable decrease (increase)	$38	$(17)	$48	$(37)
Inventories decrease (increase)	12	(15)	15	(29)
Sales and indirect taxes recoverable (increase) decrease	37	(2)	32	(25)
Accounts payable and accrued liabilities decrease	(58)	(23)	(98)	(8)
Income taxes payable decrease, net of income taxes receivable	(134)	(22)	(109)	(3)
Other	(7)	2	(8)	2
Increase in working capital	$(112)	$(77)	$(120)	$(100)

(c)	The following table summarizes cash received and paid included in the Company's operating and investing activities during the three months and six months ended June 30:

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Operating activities include the following cash received (paid):
Interest received	$8	$—	$16	$25
Interest paid	(18)	(24)	(36)	(46)
Income taxes refunded	—	—	1	9
Income taxes paid	(140)	(60)	(162)	(109)
Investing activities include the following cash (paid) received:
Net (purchases) proceeds of short-term investments and available-for-sale securities
Purchases of short-term investments	$(45)	$(40)	$(53)	$(43)
Proceeds from maturity of short-term investments	45	40	60	43
Purchases of equity securities	(7)	(13)	(22)	(53)
Proceeds from sale of equity securities	2	8	2	13
	$(5)	$(5)	$(13)	$(40)

9 .	MINING INTERESTS – OWNED BY SUBSIDIARIES AND JOINT OPERATION

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (e)	Total
Cost
At January 1, 2018	$13,296	$5,832	$5,258	$6,738	$31,124
Expenditures on mining interests (a)(b)(c)	243	128	—	220	591
Transfers and other movements	7	1	—	(228)	(220)
At June 30, 2018	13,546	5,961	5,258	6,730	31,495
Accumulated depreciation and depletion
At January 1, 2018	(5,350)	(2,769)	(2,343)	(3,351)	(13,813)
Depreciation and depletion (d)	(334)	—	—	(161)	(495)
Transfers and other movements	10	—	—	193	203
At June 30, 2018	(5,674)	(2,769)	(2,343)	(3,319)	(14,105)
Carrying amount – At June 30, 2018	$7,872	$3,192	$2,915	$3,411	$17,390

GOLDCORP    |  15

Second Quarter Report – 2018

(In millions of United States dollars, except where noted)

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (e)	Total
Cost
At January 1, 2017	$12,875	$4,670	$7,225	$6,550	$31,320
Acquisition of mining interest	—	529	—	2	531
Expenditures on mining interests	458	170	—	469	1,097
Removal of fully depreciated/depleted assets and disposals	(1,469)	(1)	(2)	(295)	(1,767)
Transfers and other movements	1,432	464	(1,965)	12	(57)
At December 31, 2017	13,296	5,832	5,258	6,738	31,124
Accumulated depreciation and depletion and impairment
At January 1, 2017	(5,848)	(2,510)	(2,263)	(3,134)	(13,755)
Depreciation and depletion	(654)	—	—	(354)	(1,008)
Impairment reversal, net	(294)	(259)	(80)	(136)	(769)
Removal of fully depreciated/depleted assets and disposals	1,463	—	—	275	1,738
Transfers and other movements	(17)	—	—	(2)	(19)
At December 31, 2017	(5,350)	(2,769)	(2,343)	(3,351)	(13,813)
Carrying amount – At December 31, 2017	$7,946	$3,063	$2,915	$3,387	$17,311

A summary by property of the carrying amount of mining interests owned by subsidiaries and joint operation is as follows:

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (e)	At June 30 2018	At December 31 2017
Éléonore	$1,572	$85	$—	$890	$2,547	$2,596
Musselwhite	309	17	28	163	517	507
Porcupine	371	479	—	136	986	977
Red Lake	524	481	198	216	1,419	1,396
Coffee	—	461	—	1	462	434
Peñasquito	3,803	1,042	1,859	1,278	7,982	7,852
Cerro Negro	1,293	56	830	635	2,814	2,911
Norte Abierto	—	571	—	2	573	548
Corporate and other	—	—	—	90	90	90
	$7,872	$3,192	$2,915	$3,411	$17,390	$17,311

(a)	Exploration, evaluation and project costs incurred by the Company during the three months and six months ended June 30 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Total exploration, evaluation and project expenditures	$40	$28	$69	$49
Less: amounts capitalized to mining interests	(17)	(15)	(30)	(28)
Total exploration, evaluation and project costs recognized in the Condensed Interim Consolidated Statements of (Loss) Earnings	$23	$13	$39	$21

GOLDCORP    |  16

Second Quarter Report – 2018

(In millions of United States dollars, except where noted)

(b)

Expenditures on mining interests include finance lease additions, capitalized borrowing costs and deposits on mining interests, and are net of investment tax credits and exclude capitalized reclamation and closure costs. The following is a reconciliation of total capitalized expenditures on mining interests to expenditures on mining interests in the Condensed Interim Consolidated Statements of Cash Flows:

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Capitalized expenditures on mining interests including associates and joint venture	$297	$239	$608	$453
Interest paid	(14)	(5)	(28)	(15)
Decrease (increase) in accrued expenditures	23	(13)	(7)	(37)
Expenditures on mining interests per Condensed Interim Consolidated Statements of Cash Flows	$306	$221	$573	$401

(c)	Expenditures on mining interests include capitalized borrowing costs incurred during the three months and six months ended June 30 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Red Lake - Cochenour	$6	$5	$12	$11
Norte Abierto Project	4	—	9	—
Peñasquito - Pyrite Leach Project	3	1	6	2
Porcupine - Borden Project	2	—	3	—
Other	3	—	3	—
	$18	$6	$33	$13

(d)

A reconciliation of total depreciation and depletion for the three months and six months ended June 30 to depreciation and depletion recognized in the Condensed Interim Consolidated Statements of (loss) earnings is as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Total depreciation and depletion	$251	$237	$495	$482
Less: amounts capitalized to mining interests	(2)	(2)	(2)	(3)
Changes in amounts allocated to ending inventories	7	4	14	6
Total depreciation and depletion recognized in the Condensed Interim Consolidated Statements of (Loss) Earnings	$256	$239	$507	$485

(e)

At June 30, 2018, assets not yet ready for intended use, and therefore not yet being depreciated, included in the carrying amount of plant and equipment amounted to $621 million (December 31, 2017 – $512 million).

GOLDCORP    |  17

Second Quarter Report – 2018

(In millions of United States dollars, except where noted)

10.	MINING INTERESTS – INVESTMENTS IN ASSOCIATES AND JOINT VENTURE

At June 30, 2018, the Company had a 40% interest in Pueblo Viejo, a 50% interest in NuevaUnión and a 37.5% interest in Alumbrera (included in "Other"). These investments are accounted for using the equity method and included in mining interests. The Company adjusts each associate and joint venture’s financial results, where appropriate, to give effect to uniform accounting policies.

The Company’s 22.9% interest in Leagold was previously included in Other associates and was accounted for using the equity method. On May 24, 2018, the Company’s interest in Leagold was diluted to 12% and Goldcorp ceased to have significant influence over Leagold. As a result, the Company no longer recognizes Leagold as an investment in associate and has discontinued accounting for Leagold using the equity method. The remaining 12% interest in Leagold is included as equity securities on the Consolidated Interim Consolidated Balance Sheet (see note 10(b)).

The following table summarizes the change in the carrying amount of the Company's investments in associates and joint venture:

	Pueblo Viejo (a)	NuevaUnión	Other (b)	Total
At January 1, 2018	$1,746	$919	$71	$2,736
Company’s share of net earnings of associates and joint venture	20	(1)	(2)	17
Capital investment	—	17	6	23
Return of capital investment	(82)	—	—	(82)
Reclassification of investment in associate (note 10(b))	—	—	(69)	(69)
Other	5	—	—	5
At June 30, 2018	$1,689	$935	$6	$2,630

At January 1, 2017	$1,123	$884	$—	$2,007
Company’s share of net earnings of associates and joint venture (1)	142	2	—	144
Acquisition of interest in Leagold	—	—	71	71
Capital investment	—	33	—	33
Return of capital investment	(65)	—	—	(65)
Reversal of impairment	557	—	—	557
Other	(11)	—	—	(11)
At December 31, 2017	$1,746	$919	$71	$2,736

(a)

At June 30, 2018, the carrying amount of the Company's share of shareholder loans to Pueblo Viejo was $510 million (December 31, 2017 – $506 million), which is included in the Company's investments in associates and joint venture and is being accreted to the face value over the term of the loans. Included in other current assets of the Company was a total of $9 million (December 31, 2017 – $4 million) in interest receivable relating to the shareholder loan.

(b)

Upon the dilution of the Company’s interest in Leagold on May 24, 2018, the Company measured the remaining interest in Leagold at fair value and recognized a gain of $13 million in the Condensed Interim Consolidated Statement of Earnings in Other (Expense) Income. Subsequent to May 24, 2018, the Company began accounting for its investment in Leagold as an equity security at FVTOCI.

(c)

During the three and six months ended June 30, 2018, the Company recognized a reduction of $30 million (three and six months ended June 30, 2017 – $nil and $33 million, respectively) in the Company’s provision to fund its share of Alumbrera’s reclamation and closure costs obligations which has been classified as Share of Net Earnings Related to Associates and Joint Venture in the Condensed Interim Consolidated Statements of Earnings. The reduction in the provision in the three months ended June 30, 2018 reflects the expectation that Alumbrera will be able to fund its reclamation costs using operating cash flows.

GOLDCORP    |  18

Second Quarter Report – 2018

(In millions of United States dollars, except where noted)

11.	FINANCIAL INSTRUMENTS AND RELATED RISKS
(a)	Financial assets and liabilities by categories

At June 30, 2018	Amortized cost	FVTOCI (1)	Fair value through profit or loss ("FVTPL") (2)	Effective hedging instruments	Total
Financial assets
Cash and cash equivalents	$118	$—	$—	$—	$118
Short-term investments	41	—	—	—	41
Accounts receivable arising from sales of metal	—	—	65	—	65
Equity securities	—	213	—	—	213
Derivative assets designated as hedging instruments	—	—	—	12	12
Derivative assets not designated as hedging instruments	—	—	2	—	2
Other current and non-current financial assets	39	—	—	—	39
Total financial assets	$198	$213	$67	$12	$490
Financial liabilities
Debt	$(2,575)	$—	$—	$—	$(2,575)
Deferred payment obligation	(170)	—	—	—	(170)
Accounts payable and accrued liabilities	(468)	—	—	—	(468)
Other current and non-current financial liabilities	(252)	—	—	—	(252)
Total financial liabilities	$(3,465)	$—	$—	$—	$(3,465)

(1)

Investments in equity securities were designated as FVTOCI upon initial recognition as the management of the equity securities portfolio is not part of the Company's core operations. As such, the financial results of the portfolio should not be reflected in the Company's net earnings. Securities in the portfolio are disposed of when they no longer meet the Company's long term investment strategy. During the three and six months ended June 30, 2018, the Company recognized a cumulative gain (loss) of $nil (three and six months ended June 30, 2017 – gain of $6 million and $8 million, respectively) on the sale of its equity securities.

(2)	The Company does not hold any financial instruments that are designated as FVTPL.

At December 31, 2017	Amortized cost	FVTOCI	FVTPL	Effective hedging instruments	Total
Financial assets
Cash and cash equivalents	$186	$—	$—	$—	$186
Short-term investments	48	—	—	—	48
Accounts receivable arising from sales of metal	3	—	110	—	113
Equity securities	—	178	—	—	178
Derivative assets designated as hedging instruments	—	—	—	2	2
Derivative assets not designated as hedging instruments	—	—	1	—	1
Other current and non-current financial assets	30	—	—	—	30
Total financial assets	$267	$178	$111	$2	$558
Financial liabilities
Debt	$(2,483)	$—	$—	$—	$(2,483)
Deferred payment obligation	(182)	—	—	—	(182)
Accounts payable and accrued liabilities	(547)	—	—	—	(547)
Derivative liabilities designated not designated as hedging instruments	—	—	(2)	—	(2)
Other current and non-current financial liabilities	(257)	—	—	—	(257)
Total financial liabilities	$(3,469)	$—	$(2)	$—	$(3,471)

GOLDCORP    |  19

Second Quarter Report – 2018

(In millions of United States dollars, except where noted)

(b)	Fair value information
(i)	Fair value measurements of financial assets and liabilities measured at fair value

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Condensed Interim Consolidated Balance Sheets at fair value on a recurring basis were categorized as follows:

	At June 30, 2018		At December 31, 2017
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents	$118	$—	$186	$—
Accounts receivable arising from sales of metal concentrates	—	65	—	110
Equity securities	213	—	178	—
Derivative assets designated as cash flow hedges	—	12	—	2
Derivative assets not designated as cash flow hedges	—	2	—	1
Derivative liabilities not designated as cash flow hedges	—	—	—	(2)

At June 30, 2018, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.

There were no transfers between Level 1 and Level 2 during the three and six months ended June 30, 2018. At June 30, 2018, there were no financial assets or liabilities measured and recognized in the Condensed Interim Consolidated Balance Sheets at fair value that would be categorized as Level 3 in the fair value hierarchy.

(ii)	Valuation methodologies used in the measurement of fair value for Level 2 financial assets and liabilities

Accounts receivable arising from sales of metal concentrates:

The Company’s metal concentrate sales contracts are subject to provisional pricing with the final selling price adjusted at the end of the quotational period. At the end of each reporting period, the Company’s accounts receivable relating to these contracts are marked-to-market based on quoted forward prices for which there exists an active commodity market.

Derivative assets and liabilities:

The Company's derivative assets and liabilities were comprised of investments in warrants and foreign currency and commodity forward contracts. The fair values of the warrants are calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates. Foreign currency and metal forward contracts are valued using a combination of quoted prices and market-derived inputs including credit spreads.

(iii)	Fair values of financial assets and liabilities not already measured at fair value

At June 30, 2018, the fair values of the Company's notes payable and deferred payment obligation, as compared to the carrying amounts, were as follows:

	Level	Input	Carrying amount (1)	Fair value
$1.0 billion notes	1	Closing price	$1,004	$1,023
$1.5 billion notes	1	Closing price	994	997
Deferred payment obligation	2	4.75% (2)	170	170

(1)	Includes accrued interest payable.

(2)	Represents the Company's current rate of borrowing for instruments of a similar term.

At June 30, 2018, the carrying amounts of the Company's short-term investments, other current financial assets, accounts payable and accrued liabilities, term loans, and other current financial liabilities were considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

GOLDCORP    |  20

Second Quarter Report – 2018

(In millions of United States dollars, except where noted)

(c)	Financial instruments and related risks

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Financial Risk Management Policy. The Company's exposures to financial risks and how the Company manages each of those risks are described in note 26(e) to the Company's Consolidated Financial Statements for the year ended December 31, 2017. There were no significant changes to the Company's exposures to those risks or to the Company's management of its exposures during the three and six months ended June 30, 2018 except as noted below.

(i)	Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instrument will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos and Argentinean pesos. The appreciation or depreciation of non-US dollar currencies against the US dollar can increase or decrease the cost of metal production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk. Accounts receivable and other current and non-current assets denominated in non-US dollar currencies relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. The Company is further exposed to currency risk through non-monetary assets and liabilities and tax bases of assets, liabilities and losses of entities whose taxable profit or tax loss are denominated in non-US currencies. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

During the three and six months ended June 30, 2018, the Company recognized a net foreign exchange loss of $27 million and $20 million, respectively (three and six months ended June 30, 2017 – loss of $4 million and gain of $17 million, respectively), and a net foreign exchange loss of $167 million and $192 million, respectively in income tax expense on income taxes receivable (payable) and deferred income taxes (three and six months ended June 30, 2017 – loss of $5 million and gain of $63 million, respectively).

Based on the Company’s net foreign currency exposures at June 30, 2018, depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in the following decrease or increase in the Company's net earnings:

At June 30, 2018	Possible exposure (1)	Impact on earnings excluding currency exposure related to taxes	Impact on earnings from foreign exchange exposure related to taxes
Canadian dollar	10%	$12	$102
Mexican peso	15%	21	78
Argentine peso (2)	25%	3	62

(1)	Possible exposure is based on management’s best estimate of the reasonably possible fluctuation of the foreign exchange rates in the next twelve months.
(2)

The Argentine pesos devalued significantly since the beginning of 2018; as a result, the Company has updated the possible exposure used to estimate the potential impact of the depreciation or appreciation of the Argentine peso to the Company’s net earnings in the table above has been increased to 25% as compared to 15% as included in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2017.

(ii)	Liquidity risk

During the three and six months ended June 30, 2018, the Company generated cash flows from operations, one of the Company's main sources of liquidity, of $158 million and $429 million, respectively (three and six months ended June 30, 2017 – $158 million and $385 million, respectively). At June 30, 2018, Goldcorp held cash and cash equivalents of $118 million (December 31, 2017 – $186 million) and short-term investments of $41 million (December 31, 2017 – $48 million). At June 30, 2018, the Company's working capital, defined as current assets less current liabilities, was $7 million (December 31, 2017 – negative $112 million).

On March 14, 2018, the Company entered into three one-year non-revolving term loan agreements, totaling $400 million. The term loans bear interest at LIBOR plus 0.65%, reset monthly, and are repayable before March 14, 2019 without penalty. The proceeds from the term loans were used to repay the $500 million 2.125% note that was due on March 15, 2018.

On June 29, 2018, the Company completed the extension of its $3.0 billion credit facility term by one year to June 30, 2023. The unsecured, floating rate facility bears interest at LIBOR plus 140 basis points when drawn and 20 basis points on the undrawn amount, based on Goldcorp’s current bond ratings, and is intended to be used for liquidity and general corporate purposes. At June 30, 2018, the balance outstanding on the revolving credit facility was $190 million (December 31, 2017 – $nil) with $2.81 billion available for the Company's use (December 31, 2017 – $3.0 billion).

Certain of the Company's borrowings are subject to various financial and general covenants with which the Company was in compliance at June 30, 2018.

GOLDCORP    |  21

First Quarter Report – 2018

At June 30, 2018, the Company had letters of credit outstanding in the amount of $410 million (December 31, 2017 – $420 million) of which $314 million (December 31, 2017 – $323 million) represented guarantees for reclamation obligations. The Company's capital commitments for the next twelve months amounted to $361 million at June 30, 2018, including the Company's funding obligation for the Norte Abierto project for the next twelve months.

12.	CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available and except as noted in note 30(a) of the Company's Consolidated Financial Statements for the year ended December 31, 2017, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its Consolidated Financial Statements in the appropriate period relative to when such changes occur.

GOLDCORP    |  22

CORPORATE OFFICE	STOCK EXCHANGE LISTING

Park Place	Toronto Stock Exchange: G
Suite 3400 – 666 Burrard Street	New York Stock Exchange: GG
Vancouver, BC V6C 2X8 Canada
Tel: (604) 696-3000	TRANSFER AGENT
Fax: (604) 696-3001
www.goldcorp.com	AST Trust Company (Canada)
1066 West Hastings Street, Suite 1600
TORONTO OFFICE	Vancouver, BC V6E 3X1 Canada
Toll free in Canada and the US: (800) 387-0825
Suite 3201 – 130 Adelaide Street West	Outside of Canada and the US: (416) 682-3860
Toronto, ON M5H 3P5 Canada	inquiries@canstockta.com
Tel: (416) 865-0326	www.canstockta.com
Fax: (416) 359-9787
AUDITORS
MEXICO OFFICE
Deloitte LLP
Paseo de las Palmas 425-15	Vancouver, BC
Lomas de Chapultepec
11000 Mexico, D.F.	INVESTOR RELATIONS
Tel: 52 (55) 5201-9600
Shawn Campbell
GUATEMALA OFFICE	Toll free: (800) 567-6223
Email: info@goldcorp.com
5ta avenida 5-55 zona 14 Europlaza
Torre 1 Nivel 6 oficina 601	REGULATORY FILINGS
Guatemala City
Guatemala, 01014	The Company’s filings with the Ontario Securities Commission
Tel: (502) 2329-2600	can be accessed on SEDAR at www.sedar.com.

ARGENTINA OFFICE	The Company’s filings with the US Securities and
Exchange Commission can be accessed on EDGAR
Avda. Leandro N. Alem 855, Piso 27	at www.sec.gov.
C1001AAD Capital Federal
Buenos Aires, Argentina
Tel: 54 114 323 7000

CHILE OFFICE

Avenida Apoquindo 4501, Oficina
703 Las Condes, Santiago, Chile
Tel: 56 2 2898 9300